Announcement
PERTH, AUSTRALIA
13 January 2005

OPEN BRIEFING CEO ON OUTLOOK

PERTH, AUSTRALIA

corporatefile.com.au

Orbital Corporation Limited recently lodged its 20F Annual Report with the US SEC, providing the market with more detail on the performance of Synerject, your 5050 joint venture with Siemens VDO Automotive.
In the year ended June 2004, Synerject increased its profit to US3.4 million dollars from US1.1 dollars in the previous year.
What were the drivers of this improvement.

CEO Peter Cook
The profit improvement came from a 3 percent rise in sales to US40.0 million dollars and an increase in EBIT margin to 10.6 percent from 5.3 percent. The improved margin was a function of the synergies that have been delivered following the restructure announced in the last quarter of the 2003 fisccal year.

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Synerject generated US4.5 million dollars cash in 2004, of
which US3.8 million dollars was used to repay debt. What are Synerjects cash generating potential and cash requirements during the current year ending June 2005.

CEO Peter Cook
We expect Synerject to continue to improve its cash generation this fiscal year even after a reasonable increase in R and D expenditure. Synerjects debt repayment obligations in 2005 are very similar to 2004, so surplus cash will be used to service the small increase in working capital requirements needed for growth. Weve agreed with Siemens VDO that cash generated by the joint venture will primarily be allocated to debt reduction in the period up to September 2006, at which time the debt financing will be reviewed.

corporatefile.com.au
Assuming Synerjects loan from the joint venture partners hasnt been fully repaid by the time of that review, what are your plans for refinancing.

CEO Peter Cook
Forecasting two or three years out is always risky but at the time of the last refinancing, which was about 18 months ago, we expected Synerjects net debt to be reduced to well below US10 million dollars by September 2006. In addition, we expected its balance sheet to strengthen and indeed we have seen the start of that with shareholders funds improving to positive US1.1 million dollars at June 2004 from negative US2.6 million dollars a year earlier. We expect that improvement to continue.

Clearly, a number of options are viable. For example, Synerject in its own right would have more than enough financial strength to establish a loan from any of the mainstream banks to cover its debt needs. Alternatively, the current loan could be extended, which has not been ruled out, or further liquidity could be provided through equity by either or both of the joint venture partners.

It is too early for us to be too dogmatic about which of these options we will prefer, but we are very pleased with Synerjects progress to date, including its performance for the first six months of this fiscal year.

corporatefile.com.au
In 2004, Synerject made a A2.7 million dollar contribution to Orbitals earnings, up from A1.4 million dollars in the previous year, and you have said 2005 would be a year of consolidation for the joint venture.
What is the earnings outlook for the full year and the future.

CEO Peter Cook
To date Synerjects tracking to plan and we have no reason to doubt its ability to deliver for the full fiscal year. We have used the phrase year of consolidation to describe a year without major restructuring activities, in which Synerject focuses on the business basics. That includes laying the basis for product successions in future years through an increase in R and D effort and also laying the basis for growth in the markets of Asia, including
 India and China, and establishing how Synerject can best service these markets.

In addition to the contribution Synerject makes to our earnings, it is important to recognise the value for us in the Synerject asset. Synerject is now a US 40.0 million dollar business generating cash and solid profits from its global customers in the US, Europe and Asia.

corporatefile.com.au
In 2004, Synerjects sales were affected by the financial difficulties of one of its major customers, Aprilia, which itself has recently been taken over by Piaggio, also a Synerject customer. What is the expected impact of the takeover on Synerjects sales into the European scooter market.

CEO Peter Cook
We have seen consolidation very frequently over the years in the automotive sector and less frequently in the non automotive sector. Mergers and acquisitions are a fact of life in our industry and have to be managed. The biggest risk with Aprilia was prior to its sale, when cash problems meant there was a risk of bad debt. Fortunately that has been averted and negated with Piaggios acquisition of Aprilia.

To date, we have not seen any extensive rationalisation of models across the Aprilia and Piaggio product ranges and we understand that Piaggio will continue to promote both brands while taking advantage of shared development costs and manufacturing synergies. This is a more than satisfactory outcome for Synerject, with the acquisition having a small positive impact on its business in the European scooter market.

However, I should add that the European scooter market itself is continuing to change and is being influenced by the threat of legislative change on many fronts, from the licensing age for riders, to a possible reduction in the licensing age for a car driver, to the use of safety helmets, as well as the tightening of emissions standards. These factors are likely to be much more significant to the markets overall size and dynamic than Aprilias acquisition by Piaggio.

corporatefile.com.au
What will be the longer term drivers of Synerjects growth

CEO Peter Cook
Synerjects main market is the conversion of non automotive engines to EMS. Because of cost considerations, motorbike engines have been slower than cars to adopt EMS. However, with low cost volume production of EMS now available, the market is growing quickly.
 The products and disciplines needed for non automotive applications are different from those needed for the automotive sector, so Synerject is well placed to exploit that growth over the next few years.
Because much of the growth will be in Asian manufactured products, particularly from India and China, it is important that Synerject build on the position it is already established in India through its UCAL licence arrangements to more fully exploit the market.

corporatefile.com.au
You recently confirmed the release of five new products utilising Orbital Combustion Process OCP technology, including the Suzuki Katana 50cc direct injection scooter in Europe and Taiwanese manufacturer Kymcos first OCP model, a 100cc scooter. What is the expected impact of these new model launches on Orbitals royalty and other income over the remainder of the current financial year and going forward.

CEO Peter Cook
The Suzuki Katana and the Kymco models are new additions to the field but we should not lose sight of the fact that existing licensees continue to launch new models or upgrade existing models on a regular basis. All new models improve our overall performance, particularly over the medium to long term, and shareholders should be encouraged by the activity of our licensed OEMs in the sector.

However, our most significant licensee is Mercury Marine, and the extension of Optimax, using OCP technology, onto its I to 3 range 12 months ago remains noteworthy. Whilst it is early in the launch cycle and there have been some major changes in the US outboard engine market, particularly anti dumping action by Mercury against the Japanese 4 stroke makers, the development is still significant for us. Similarly, the move by Bajaj, the Indian 2 and 3 wheel vehicle maker, to adopt OCP on a number of its autorickshaw models for launch in December 2005, is likely to be of much greater significance to our financial performance than the individual models identified above.

corporatefile.com.au
A key strategic focus for Orbital is R and D targeted at the development of second generation OCP products. To what extent is this R and D necessitated by the emergence of competing technology and what is the anticipated cost of developing second generation products.

CEO Peter Cook
Second generation OCP products are based on design improvements we have identified with the help of our OEM customers to meet specific market needs including price, focused functionality, ease of use and application. There are no truly direct competitive technologies driving this development. However, an improved cost position for example would make the conversion of carburetted engines easier or less expensive for the OEM. Because this is a focused development program, the costs are not high for us. We do not expect the cost of the whole program to exceed A250,000 dollars.

corporatefile.com.au
You have also identified the use of OCP to develop engines capable of running on multiple fuels as an opportunity for Orbital. Would the use of this type of engine be confined to the marine sector.
What is the potential market.

CEO Peter Cook
The initial interest in dual fuel capability has been in relation to outboard marine engines, and the commercially available engines are in that sector. But we do not see applications necessarily remaining restricted to the sector. There is adequate evidence that some All Terrain Vehicles, some motorcycle applications and some quite specific aeronautical engines could be potential candidates for dual fuels. At this stage a market does not exist in a conventional sense but there is the potential for it to develop given the ever widening range of fuels being considered for use in engines. For example, while alcohol or gasoline alcohol mixtures may be of interest in a particular geographic area, an OEM could not expect to recoup the cost of developing an engine for such a localised need. Dual or multiple fuel use however, may prove to be a cost effective solution.

The need for interchangeability between diesel and compressed natural gas CNG or natural gas itself on stationary power generation equipment and to a lesser extent on public transport buses is recognised, but most of the solutions proposed to date carry serious limitations.

corporatefile.com.au
What is driving the current interest in alternative fuels, including CNG, hydrogen, bio diesels, alcohol and gasoline alcohol blends.

CEO Peter Cook
Generally all fuels that are renewable or contribute less to greenhouse gas formation will continue to be of interest. CNG for example is frequently a by product of oil extraction or refining and is greenhouse positive if it can be used for transport or energy production rather than simply burnt off. However, getting longevity from engines running on CNG is another matter. Hydrogen presents different problems, for example its storage and transport, not to mention its generation and availability. These are not areas of direct interest to power train engineers, but difficulties with containment of hydrogen at the injector when it is used as a combustible fuel are, and this is an area where Orbital has considerable expertise. Before alternate fuels can be used in practice, these problems need to be addressed and overcome.

The need to address these and other related issues is creating opportunities for our unique skills and understanding in power train combustion and we expect to be involved in a number of fee earning, client projects over the coming years. This does not mean there will be an overnight revolution away from improving the efficiency of conventional petrol and diesel engines, but many alternatives will continue to be explored and the best of them adopted.

corporatefile.com.au
Thank you Peter.



ENDS
Orbital is an international developer of engine and related technologies, providing research, design and development services for the worlds producers of powertrains and engine management systems for application in motorcycles, marine and recreational vehicles, automobiles and trucks. Orbitals principal operations in Perth, Western
Australia, provide a world class facility with capabilities in design, manufacturing, development and testing of engines and powertrains unparalleled in the Asia Pacific region.
Orbital provides its customers with leading edge, world class, engineering expertise. Headquartered in Perth, Western
Australia, Orbital stock is traded on the Australian Stock
Exchange OEC, the New York Stock Exchange OE as well as the Berlin ORE and Frankfurt OREA Exchanges

CONTACTS Website
http:www.orbeng.com.au
Australia  Mr Peter Cook
Chief Executive Officer
Tel: 61 8 9441 2311 USA: Tel: 1866 714 0668